QUANERGY SYSTEMS, INC.

433 Lakeside Drive

Sunnyvale, California 94085

October 26, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Quanergy Systems, Inc. - Registration Statement – Form S-1

File No. 333-267420, originally filed September 14, 2022, as amended

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Quanergy Systems, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement on Form S-1 (File No. 333-267420) (the “Registration Statement”) be declared effective on October 27, 2022, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Karen E. Deschaine and Paul Alexander of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Karen E. Deschaine of Cooley LLP, counsel to the Registrant, at (858) 550 6088, or in her absence, Paul Alexander at (202) 776 2118.

Sincerely,

QUANERGY SYSTEMS, INC.

By:	/s/ Kevin J. Kennedy
Kevin J. Kennedy
Chief Executive Officer

cc: Karen E. Deschaine, Cooley LLP Paul Alexander, Cooley LLP